SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)




                              ARIS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                   040401 101

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 13, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 040401 101                   13G                   Page 2 of 6 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          STARFLOWER HOLDINGS LIMITED
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                8,117,647
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY               0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING              8,117,647
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                 0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,117,647
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

CUSIP No. 040401 101                   13G                   Page 3 of 6 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DAVID AIM
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          FRANCE
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY               8,117,647
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING              0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                 8,117,647
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,117,647
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 6 Pages

CUSIP No. 040401 101                  13G                    Page 4 of 6 Pages
--------------------------------------------------------------------------------


ITEM 1(A). NAME OF ISSUER:

               ARIS Industries, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               463 Seventh Avenue
               New York, New York 10018

ITEM 2(A). NAME OF PERSON FILING:

               This statement is filed on behalf of Starflower Holdings Limited, an entity organized under the laws of the British Virgin Islands and David Aim, an individual. David Aim is the sole owner of the outstanding equity interests of Starflower Holdings Limited.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The Principal Business Office of Starflower Holdings Limited is Beaufort House, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The address of David Aim is 51 Rue de Merl, L-2146, Luxembourg.


ITEM 2(C). CITIZENSHIP:

               Starflower Holdings Limited is organized under the laws of the British Virgin Islands. David Aim is a citizen of France.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(E). CUSIP NUMBER:

               040401 101

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

                    Not Applicable

          (a) [_] Broker or Dealer registered under Section 15 of the Exchange Act.

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

          (e)  [_]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

          (f) [_] An employee benefit plan or endowment fund in accordance with 13d-(b)(1)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).


                               Page 4 of 6 Pages

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP.

               Included in rows 5 through 9 and 11 on page 2 and 3, respectively. David Aim does not own any shares common stock of the issuer directly. David Aim's sole beneficial interest in the common stock of the issuer is as a result of his ownership interest in Starflower Holdings Limited.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               See Item 2(a).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

ITEM 10.  CERTIFICATIONS.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   STARFLOWER HOLDINGS LIMITED


                                                    May 7, 2002
                                   ---------------------------------------------
                                                      (Date)


                                        /S/ ROBERT SIMON FRASER
                                   ---------------------------------------------
                                                    (Signature)

                                        /S/ CHRISTINE SIMPSON
                                   ---------------------------------------------
                                                    (Signature)

                                   FOR AND ON BEHALF OF DERARD LIMITED -
                                   SOLE DIRECTOR
                                   ---------------------------------------------
                                                   (Name/Title)


                                   DAVID AIM


                                                   May 6, 2002
                                   ---------------------------------------------
                                                      (Date)

                                        /S/ DAVID AIM
                                   ---------------------------------------------
                                                    (Signature)


                               Page 6 of 6 Pages

                                  EXHIBIT INDEX

1. Joint Filing Agreement.

EXHIBIT 1


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of behalf of each of them of the Schedule 13G(and any further amendment filed by them) with respect to the common stock of Aris Industries, Inc.





                                              /S/ DAVID AIM
                                            -----------------------------------
                                            David Aim
                                            Date: May 6, 2002



                                            STARFLOWER HOLDINGS, LIMITED


                                              /S/ ROBERT SIMON FRASER
                                            -----------------------------------
                                            By:  Robert Simon Fraser


                                              /S/ CHRISTINE SIMPSON
                                            -----------------------------------
                                            By:  Christine Simpson

                                            Title:  FOR AND ON BEHALF OF DERARD
                                                    LIMITED - SOLE DIRECTOR

                                            Date: May 7, 2002